SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934

QIWI plc
(Name of Subject Company (Issuer))

 OTKRITIE INVESTMENTS CYPRUS LIMITED
OTKRITIE HOLDING JSC
(Names of Filing Persons (Offerors))

Otkritie Holding JSC
 2/4 Letnikovskaya Street, 115114
Moscow, Russia
Attention: Alexander Tarabrin
Telephone: +7 (495) 232-03-00

Otkritie Investments Cyprus Limited
Griva Digeni, 105, 1st Floor,
Flat/Office 102A&102C,
3101, Limassol, Cyprus
Attention: Kristina Khakhulina
 Telephone: +357 25 02 81 52
(Names of Filing Persons (other persons))

American Depositary Shares, each representing one Class B ordinary share, having a nominal value EUR 0.0005 per share
Class B ordinary shares, having a nominal value of EUR 0.0005 per share
 (Title of Class of Securities)

74735M108
(CUSIP Number of Class of Securities)

2/4 Letnikovskaya Street, 115114
Moscow, Russia
Attention: Alexander Dmitriev
Telephone: +7 (495) 797-32-69
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Scott I. Sonnenblick
Linklaters LLP
1345 Avenue of the Americas
New York, New York 10105
 (212) 903-9000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Filing”) relates to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by Otkritie Holding JSC, a joint stock company organized under the laws of Russian Federation (“Parent”) and Otkritie Investments Cyprus Limited, a company incorporated under the laws of the Republic of Cyprus and an indirect, wholly-owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Offerors”) to purchase up to 24,794,253 outstanding Class B ordinary shares, having a nominal value EUR 0.0005 per share (the “Class B Shares”), including Class B Shares represented by American Depositary Shares (each American Depositary Share representing one Class B Share) (the “ADSs” and, together with the Class B Shares, the “Securities”), of QIWI plc, a company incorporated under the laws of the Republic of Cyprus (“QIWI”), which, when added to the Securities already held by the Offerors and their affiliates, constitutes approximately 63.85% of the outstanding Securities based on 45,080,461 Class B Shares (including Class B Shares represented by ADSs) outstanding as of March 17, 2017, as disclosed by QIWI in its Annual Report on Form 20-F filed on March 22, 2017, at a price of $28.00 per Class B Share or ADS, net to the seller in cash, without interest and less any required withholding taxes.

Substantially contemporaneously with announcement of their intention to increase their investments in QIWI by means of the Offer, Parent and Purchaser have initiated discussions with and are considering an opportunity to cooperate with Saldivar Investments Limited (“Saldivar”), the controlling shareholder of QIWI, and Mr. Sergey Solonin, the controlling shareholder of Saldivar and Chief Executive Officer of QIWI. The discussions are preliminary only and there are no agreements or understandings, written or oral, between the parties as of the date hereof. Parent and Purchaser do not expect any agreements or understandings with Saldivar or Mr. Solonin to be reached until after completion of the Offer, and there can be no assurance that any such agreement or understanding will be reached. Such discussions with Saldivar and Mr. Solonin may continue following the Offer, however, the consummation of the Offer is in no way contingent on the outcome of such discussions.

IMPORTANT INFORMATION ABOUT THE TENDER OFFER

The tender offer referenced in this Filing has not yet commenced.  This announcement is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that will be filed with the U.S. Securities and Exchange Commission (the “SEC”).  The solicitation and offer to buy shares of common stock of QIWI will only be made pursuant to an Offer to Purchase and related tender offer materials that will be filed by the Offerors with the SEC.  At the time the tender offer is commenced, the Offerors will file a Tender Offer Statement on Schedule TO.  THE TENDER OFFER MATERIALS OF THE OFFERORS ON SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) WILL CONTAIN IMPORTANT INFORMATION.  QIWI STOCKHOLDERS SHOULD READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT QIWI STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.  Copies of these documents, when filed with the SEC, will be available free of charge by contacting Innisfree M&A Incorporated, its information agent for the tender offer, at (888) 750-5834.  These documents, when filed with the SEC, will also be available for free at the SEC’s website at www.sec.gov.

Item 12.	Exhibits
99.1	Press Release issued on June 9, 2017.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OTKRITIE HOLDING JSC
Date: June 12, 2017
	By:	/s/ Alexander Tarabrin
	Name:	Alexander Tarabrin
	Title:	General Counsel

OTKRITIE INVESTMENTS CYPRUS LIMITED
Date: June 12, 2017
	By:	/s/ Kristina Khakhulina
	Name:	Kristina Khakhulina
	Title:	Director